Filed by EQT Corporation

(Commission File No. 001-3551)

Pursuant to Rule 425 under

the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of

the Securities Exchange Act of 1934

Subject Company: Equitrans Midstream Corp.

(Commission File No. 001-38629)

On April 24, 2024, EQT Corporation (“EQT” or “Parent”) hosted its first quarter 2024 earnings call. The following are excerpted portions of a transcript of that earnings call that relate to EQT’s proposed acquisition (the “transaction”) of Equitrans Midstream Corporation (“Equitrans” or the “Company”):

Toby Z. Rice, EQT Corporation, President, Chief Executive Officer and Director:

Thanks, Cam, and good morning, everyone. Last month, we announced our agreement to acquire Equitrans Midstream, a transaction that will transform EQT into America’s first vertically integrated large-scale natural gas business. As we described in our conference call last month, this deal catapults EQT to the absolute low end of the North American natural gas cost curve, providing free cash flow durability in the low parts of the commodity cycle while simultaneously unlocking unmatched price upside by mitigating defensive hedging needs, thus providing investors with peer-leading risk-adjusted exposure to natural gas prices. This combination is anticipated to drive our long-term free cash flow breakeven price to approximately $2 per million BTU, which is $0.75 below the peer average and $1.50 below the marginal cost of supply in the Haynesville.

This gap between EQT and both average and marginal natural gas producers is a sustainable advantage, which is rare to find among any commodity business and ensures EQT is best positioned to create through cycle value for shareholders, while other producers are forced to either chase commodity prices with the drill bit in a similar fashion to what has led to historical industry, value destruction or defensively hedge a significant amount of production, thus limiting the ability to capture value in the up cycle.

Along with the material cost structure advantage, the combination of EQT and Equitrans will also create an integrated well to watch solution that will help enable and power growing demand associated with the data center and artificial intelligence booms that are burgeoning across the Southeast and Mid-Atlantic regions of the United States.

Our base case view suggests the proliferation of data centers along with growth in other electricity-intensive markets such as electric vehicles to drive an incremental 10 Bcf per day of natural gas demand by 2030. While there is a plausible upside case that could take this number up to 18 Bcf per day.

This means growth in the power generation segment that exceeds LNG exports as a bullish demand catalyst for the natural gas market this decade and this structural baseload demand growth story resides at the doorstep of our asset base. Our 1.2 Bcf a day of capacity on MVP, along with the long-term firm sales arrangements we announced with investment-grade utilities last year, means EQT’s low emissions natural gas will be a key facilitator of the data center build-out occurring in the Southeastern United States and will give us significant exposure to premium Transco Zones 4 and 5 price points.

Due to the confluence of LNG facilities pulling gas South on Transco and power demand growth in the Southeast, we expect this region will become even more desirable than the Gulf Coast later this decade. As a result, we intend to pursue an expansion of MVP through additional compression to increase capacity from 2 to 2.5 Bcf per day, which will provide additional affordable, reliable and clean Appalachian natural gas to our downstream utility customers.

[…]

This transaction highlights that we are wasting no time, jump starting the deleveraging plan we laid out with the Equitrans announcement and creating additional shareholder value in the process.

The sale of our remaining 60% interest in these nonoperated upstream assets and the option to monetize regulated or non-core midstream assets at Equitrans gives us tremendous confidence in our ability to achieve our debt repayment goals, and we look forward to updating the market as we make additional progress on this front.

[…]

Our announcement of the Equitrans acquisition is a once-in-a-lifetime opportunity to vertically integrate one of the highest quality natural gas resource bases in the world, creating a one-stop shop to provide natural gas that will meet the growing data center and power generation needs at the doorstep of our asset base.

[…]

Jeremy Knop, EQT Corporation, Chief Financial Officer:

[…]

We intend to apply the remainder of our cash balance, along with the $500 million of cash proceeds from the Equinor deal towards debt reduction, which will allow us to make swift and significant progress toward the deleveraging goals that we laid out with the Equitrans’ announcement.

[…]

Upon closing Equitrans' acquisition and achieving our debt targets, we anticipate limiting defensive programmatic hedging to less than 20% of our production in a given year.

Going forward, our $2 Henry Hub free cash flow breakeven price provides a structural hedge as the Equitrans acquisition strips out the operating leverage from our business, limiting our need to financially hedge. This unique dynamic provides EQT's investors differentiated upside torque to natural gas prices and peer-leading downside protection, simultaneously.

We also embedded a June startup for MVP and our updated outlook on the heels of Equitrans’ filing for in service with the FERC this week. This represents a meaningful milestone as MVPs in service is a contractual condition precedent to closing the Equitrans acquisition and will finally allow EQT to provide much needed natural gas to consumers in the Southeast region to meet growing power demand, displace coal and improve grid reliability.

As Toby mentioned, upon closing of the Equitrans acquisition, we intend to pursue expanding MVP from 2 Bcf per day to 2.5 Bcf per day to meet additional demand growth expected in the Southeast region. This expansion will be achieved through the addition of compression to the existing pipe rather than laying new steel and thus has a low execution and regulatory risk profile and high returns with an estimated build multiple of just four to five times EBITDA.

Turning to slide 7 of our investor presentation, we provided more granular details on how the Equitrans transaction is expected to impact EQT’s pro forma cost structure. While we are still working through some of the nuances of exactly how the transaction will be accounted for in our financial statements, this cost walk should give investors a good framework for thinking about the pro forma impacts of the transaction.

In summary, we expect the transaction to drive a pro forma unlevered cost structure improvement of approximately $0.50 per Mcfe. Base synergies equate to approximately $0.12 per Mcfe and upside synergies provide a further $0.08 improvement. So, the cost structure benefits to EQT from the Equitrans deal could total approximately $0.70 per Mcfe over time. That is a monumental impact.

The advantage arising from this cost structure improvement is evident on slide 10 of our investor deck, where we show cumulative 2025 to 2029 free cash flow for pro forma EQT and natural gas peers at gas prices ranging from $2.75 to $5 per MMBtu. EQT’s pro forma free cash flow durability is peer leading at $2.75 natural gas prices as we project approximately $8 billion of cumulative free cash flow versus most peers to our free cash flow negative at this price deck.

At the same time, free cash flow and an upside price environment, pro forma cumulative free cash flow generation of a staggering $26 billion. And importantly, most peers will actually have much less upside than shown here as they are likely to defensively and programmatically hedge away much of the commodity price upside to protect the downside risk resulting from high operating leverage. This underscores how the Equitrans acquisition drives free cash flow durability and down cycles while unlocking the ability to capture asymmetric upside in high-priced environments, given limited financial hedging needs.

I want to close by sharing a few observations from the more than 100 meetings we’ve had with EQT and Equitrans shareholders in the wake of our acquisition announcement. While we have already experienced a high grading of our shareholder base over the past several years, the Equitrans transaction has further accelerated this trend as the merits of pairing the characteristics of a major integrated company with the superior long-term demand profile of natural gas is resonating extremely well. And we have been encouraged by the near unanimous support for the transaction from some of the world’s largest, most thoughtful long-term fund managers, including shareholders of Equitrans who have expressed excitement in owning significant stakes in the new EQT.

We think our easy-to-own business model will be increasingly coveted by long-term coffee can style investors who are structurally bullish natural gas long term, and we look forward to demonstrating this differentiated value proposition for shareholders as we navigate the volatile world ahead.

[…]

Arun Jayaram, JPMorgan Securities, Inc., Analyst:

Yeah. Good morning. Gentlemen, I wanted to get your thoughts on, obviously, the data center demand. You highlighted in your deck how you think that this could create kind of a premium opportunity for gas that’s sold on the Transco Zones 4 and 5 South lines. I was wondering if you could give us just your general thoughts on how different may play out in the Appalachia Basin over time and specifically highlight your leverage to these two zones.

Jeremy Knop:

Yes, Arun. So, look, I’d start with going back to those physical gas sales deals that we announced in Q3, Q4 last year. And if you look at the way that was structured, we tranche that out across those markets. And so those were sold in tranches ranging from M2 plus $1.15, all the way up to Henry Hub plus $0.50, right?

So, we gave you guys the blended pricing for how that impacts the company. But to us, that sort of keyed us off to a lot of the demand and the tailwinds that are really coming that the utilities are seeing. And effectively, the premium being paid is to lock in reliability of supply.

And so I think that’s a good proxy for where that market moves in time. And if you think about what’s happening between just electrification of everything, now adding data centers into that and think about the way the Transco pipeline, where it supplies gaps across the country, you’re going to see the LNG facilities pull gas south on that pipeline and create an even bigger deficit in that Southeast market.

So, we think that market really in time becomes the most premium market in the country because you have a combination of LNG pulling gas away and a deeper deficit from all these other factors we’re talking about, whether it’s retirement of coal, whether it’s data center growth.

And so that’s why the utilities, I think, are willing to pay the prices that they did to lock up reliable gas supply. That’s the reason we’re so excited about expanding MVP and adding additional capacity because we think -- I mean, there’s a big demand sync being created in that market from both teams but it’s really the confluence of both of those big demand themes that’s going to drive that market where it is. That’s why we’re so excited about MVP and also where our assets sit adjacent to that market.

[…]

Jacob Roberts, Tudor, Pickering, Holt & Co., Analyst:

I think our work would help us agree with you on the outlook on the Southeast and Mid-Atlantic demand growth as we progressed through the decade.

Just wanted to get your views on the potential to send more gas that way beyond MVP and the expansion? And maybe related to that, how should we think about third-party volumes on MVP overtime?

Jeremy Knop:

Yeah. So I think what’s unique about MVP is that it is a -- it’s a pipe where EQT owns capacity today. And we are the only producer shipper on that pipe. So there’s, no other producers who actually can access that market through MVP.

The other 40% are held by utilities on the other end. And so I think we are very uniquely positioned in that sense. The expansion will be part of a FERC open season. So who ends up with that capacity just under that regulated process?

But it’s certainly something that we think we are positioned to benefit from either way. I mean there’s value to be created through the expansion and there’s value to be added for the utilities by supplying the new gas in that end market. I mean we’re all aligned and wanting to have that happens.

Even if we are not the ones to take the capacity out, not win that auction, I think we benefit the other way we get to sell more gas where producers collectively in Appalachia get to sell more gas to the utilities on the other end of that pipe. So it’s -- no matter how you look at it, I think, a big net benefit to EQT.

[…]

Michael Scialla, Stephens, Inc., Analyst:

And then just want to follow-up on MVP. You talked about the demand growth you see in the Southeast US and your plans to expand the pipeline, so a lot of focus on the integrated upstream midstream model for you in your lower cost structure. How do you think about that with your divestiture plan and your potential to lay off some interest in that pipeline? Is it important to maintain control there? Or could you sell off all your interest there? I guess, just how you’re thinking about marrying [ph] those two things.

Jeremy Knop:

Yes. So we have a tremendous amount of optionality, first of all. If you think about -- I mean, look, I think if you back in, first of all, in the non-op asset sales side, the $1.1 billion value level that we called out for what we did with Equinor, if you gross that up, that implies about $2.5 billion to that whole package, right? So if the rest of it is a cash sale, you end up with, call it, $2 billion to $2.5 billion of cash coming in the door from that side, right? That’s already, call it, two-thirds of the $3.5 billion asset sale target we talked about a month or two ago, when we announced the Equitrans deal. So we don’t have to really divest a lot or many assets on the Equitrans side if we don’t want to.

So again, it gives us a lot of optionality. So if you think about some of the other deals done in the market like in the regulated space recently, TC Energy did a pretty interesting deal with GIP. It was a deal done for assets, not as high quality as MVP at like 11 times EBITDA. Black Rock and did a deal with Portland Gas recently also about 11 times EBITDA. Again, not as good of a quality asset as MVP.

And when you think about just the regulated assets overall in Equitrans, it’s call it a $7 billion bucket of value. We could sell off some of those, we could sell off a minority interest, maintain control, maintain operatorship -- there’s a lot of different ways to structure it. And that is something we’re working through right now. But I think our confidence level in getting something done that maintains optionality both near-term and long-term, while still ensuring we delever the balance sheet rapidly in a really efficient way is very, very high.

[…]

Jeremy Knop:

Yes. If you step back and think about the timeline, the rating agency has guided us towards it's, call it, 12 months to 18 months post-closing. We have guided closing to be probably a Q4 event. So we think about it as like we need to get through the deleveraging plan by the end of 2025, right? I think most of us expect the market for gas in 2025 to be a lot more robust than it is today. So because we're taking an opportunistic approach, we have good momentum right now. I feel very good that we get things done near-term at very attractive values. But if we – if something happens, and we decide, hey, let's be a little more patient wait six months, wait nine months, there's no issue doing that to make sure we maximize value.

[…]

Toby Z. Rice:

But when it comes to data centers, our view is really how can we get more direct exposure to that rising demand. And so we positioned the company extremely favorably to be able to make sure that we can get differentiated access to this new opportunity set. Things like positioning with MVP is great, showing the willingness to be first mover on doing large transformative gas supply deals that deliver reliable clean energy to customers. We’re fielding calls on that front. And so we’re taking a much more targeted approach and leveraging our operation and commercial footprint to capture these opportunities in front of us.

[…]

Roger Read, Wells Fargo, Inc., Analyst:

Yes. Thank you. Good morning. Just want to follow-up. Is there any update on any of the regulatory hurdles related to the acquisition ETRN?

Toby Z. Rice:

Yes. Part for the course, we pulled and refiled with the FTC and the sustained and operating procedure. So we’ve continued to work alongside the FTC and provide updates along the way. We’re really encouraged about the opportunity to talk to the FTC about how this transaction makes Americas natural gas champion EQT a lower-cost energy provider, delivering more reliable energy and also helping customers acquire cleaner energy sources. So a lot of great things for us to talk about with the FTC, and we’re excited about the process.

[…]

Jeremy Knop:

One of the things that I think is remarkable to us when we step back and look at the last five years even the winners in 2020 were the big integrated companies, right? They didn't really sweat COVID as much because they have high-quality, low-cost businesses. The winners in 2022 when you had windfall pricing about oil and gas, were again integrated is because they were unhedged, right? That's why stock prices are at all-time highs are sitting on a lot of cash.

We lost more money hedging in 2022, nearly $6 billion than the market cap we just paid for Equitrans so just like put that in perspective and think about you go through that sort of cycle again in a world we expect to be more volatile that looks more and more like that more frequently?

If a deal like this puts us in a position where we can emulate the sort of success that those bigger companies actually achieved over that time period, the amount of shareholder value unlocked by doing that is tremendous. It's a very hard thing to model, right? But in reality, when you overlay psychology and risk management coming to protect against operating leverage on top of that, that's the result that plays out. right?

And so that's how we positioned ourselves. We think there's a lot more events like that, that happen again, whether it's from LNG or something else. Prices will go very low. You're seeing it this year conversely, all of a sudden, demand gets pulled, you have full utilization, you can drain US storage very rapidly. And it will take production a little while to respond, right? So we want to be in a position where we are best able to weather the downside and capture that upside. And over the long term, that value will compound in a very differentiated way.

[…]

Toby Z. Rice:

And then as far as the third-party opportunity set, yeah, we look at that as a way to reduce our cost structure. Listen, we’re rolling up our sleeves and understanding what the opportunity set looks like there, like what we did when we came in here with EQT, we wanted to realize the full potential of EQT’s assets. It’s the same playbook being in mentality being applied to the ETRN assets. And one of the ways that we can realize the full potential of those assets is increasing the utilization of those midstream assets.

And one of the ways that we can do that is with our own volumes, but also there’s going to be opportunities where -- there’s opportunities for us to increase utilization using third party volumes. So that’s something that we’re mapping out. The leadership at EQT that’s going to be running these assets has a track record of maximizing the utilization of our pipe systems. Just a reminder, at Rice Energy producing 2 Bcf a day gross, our midstream team was gathering almost 3 Bcf a day. So, this is a part of the DNA, and it’s aligned with our core strategy of lowering our cost structure.

[…]

* * * * *

Cautionary Statements Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by words such as “anticipates,” “believes,” “cause,” “continue,” “could,” “depend,” “develop,” “estimates,” “expects,” “forecasts,” “goal,” “guidance,” “have,” “impact,” “implement,” “increase,” “intends,” “lead,” “maintain,” “may,” “might,” “plans,” “potential,” “possible,” “projected,” “reduce,” “remain,” “result,” “scheduled,” “seek,” “should,” “will,” “would” and other similar words or expressions. The absence of such words or expressions does not necessarily mean the statements are not forward-looking. Forward-looking statements are not statements of historical fact and reflect Parent’s and the Company’s current views about future events. These forward-looking statements include, but are not limited to, statements regarding the proposed transaction between Parent and the Company, the expected closing of the proposed transaction and the timing thereof and the pro forma combined company and its operations, strategies and plans, integration, debt levels and leverage ratio, capital expenditures, cash flows and anticipated uses thereof, synergies, opportunities and anticipated future performance, expected accretion to earnings and free cash flow and anticipated dividends. Information adjusted for the proposed transaction should not be considered a forecast of future results. Although Parent believes Parent’s forward-looking statements are reasonable, statements made regarding future results are not guarantees of future performance and are subject to numerous assumptions, uncertainties and risks that are difficult to predict. Actual outcomes and results may be materially different from the results stated or implied in such forward-looking statements included in this communication.

Actual outcomes and results may differ materially from those included in the forward-looking statements in this communication due to a number of factors, including, but not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the possibility that shareholders of Parent may not approve the issuance of Parent common stock in connection with the proposed transaction; the possibility that the shareholders of the Company may not adopt the merger agreement; the risk that Parent or the Company may be unable to obtain governmental and regulatory approvals required for the proposed transaction, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all; risks related to disruption of management’s time from ongoing business operations due to the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Parent’s common stock or the Company’s common stock; the risk of any unexpected costs or expenses resulting from the proposed transaction; the risk of any litigation relating to the proposed transaction; the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Parent and the Company to retain and hire key personnel, on the ability of Parent or the Company to attract third-party customers and maintain their relationships with derivatives and joint venture counterparties and on Parent’s and the Company’s operating results and businesses generally; the risk that problems may arise in successfully integrating the businesses of Parent and the Company, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the combined company may be unable to achieve synergies or other anticipated benefits of the proposed transaction or it may take longer than expected to achieve those synergies or benefits and other important factors that could cause actual results to differ materially from those projected; the volatility in commodity prices for crude oil and natural gas; the Company’s ability to construct, complete and place in service the Mountain Valley Pipeline project; the effect of future regulatory or legislative actions on Parent and the Company or the industry in which they operate, including the risk of new restrictions with respect to oil and natural gas development activities; the risk that the credit ratings of the combined business may be different from what Parent and the Company expect; the ability of management to execute its plans to meet its goals and other risks inherent in Parent’s and the Company’s businesses; public health crises, such as pandemics and epidemics, and any related government policies and actions; the potential disruption or interruption of Parent’s or the Company’s operations due to war, accidents, political events, civil unrest, severe weather, cyber threats, terrorist acts, or other natural or human causes beyond Parent’s or the Company’s control; the combined company’s ability to identify and mitigate the risks and hazards inherent in operating in the global energy industry; and other factors detailed in Parent’s and the Company’s Annual Reports on Form 10-K for the year ended December 31, 2023 and subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. All such factors are difficult to predict and are beyond Parent’s and the Company’s control. Additional risks or uncertainties that are not currently known to Parent or the Company, that Parent or the Company currently deem to be immaterial, or that could apply to any company could also cause actual outcomes and results to differ materially from those included in the forward-looking statements in this communication. Parent and the Company undertake no obligation to publicly correct or update the forward-looking statements in this communication, in other documents or on their respective websites to reflect new information, future events or otherwise, except as required by applicable law. All such statements are expressly qualified by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Important Information for Investors and Shareholders; Additional Information and Where to Find It

In connection with the proposed transaction between Parent and the Company, Parent intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “registration statement”) that will include a joint proxy statement of Parent and the Company and that will also constitute a prospectus of Parent (the “joint proxy statement/prospectus”). Parent and the Company also intend to file other documents regarding the proposed transaction with the SEC. This document is not a substitute for the joint proxy statement/prospectus or the registration statement or any other document that Parent or the Company may file with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS, AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT MAY BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT PARENT, THE COMPANY, THE PROPOSED TRANSACTION, THE RISKS THERETO AND RELATED MATTERS. After the registration statement has been declared effective, a definitive joint proxy statement/prospectus will be mailed to the shareholders of Parent and the shareholders of the Company. Investors will be able to obtain free copies of the registration statement and joint proxy statement/prospectus and other relevant documents filed or that will be filed with the SEC by Parent or the Company through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Parent may be obtained free of charge on Parent’s website at www.ir.eqt.com/investor-relations. Copies of the documents filed with the SEC by the Company may be obtained free of charge on the Company’s website at www.ir.equitransmidstream.com.

Participants in the Solicitation

Parent and the Company and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction contemplated by the joint proxy statement/prospectus. Information regarding Parent’s directors and executive officers and their ownership of Parent’s securities is set forth in Parent’s filings with the SEC, including Parent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and its Definitive Proxy Statement on Schedule 14A that was filed with the SEC on March 1, 2024. To the extent such person’s ownership of Parent’s securities has changed since the filing of such proxy statement, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Information regarding the Company’s directors and executive officers and their ownership of the Company’s securities is set forth in the Company’s filings with the SEC, including the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and its Definitive Proxy Statement on Schedule 14A that was filed with the SEC on March 4, 2024. To the extent such person’s ownership of the Company’s securities has changed since the filing of such proxy statement, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the joint proxy statement/prospectus and other relevant materials that will be filed with the SEC regarding the proposed transaction when such documents become available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication relates to the proposed transaction between Parent and the Company. This communication is for informational purposes only and shall not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.